UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Acucela Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00510T 109
(CUSIP Number)

Kenta Fukatani
Legal & Compliance Dept. of SBI Holdings, Inc.
SBI Holdings, Inc.
Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan
+81-3-6229-0122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

1	Name of reporting person: SBI Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 7,752,425
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,752,425
11	Aggregate amount beneficially owned by each reporting person 7,752,425
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 21.8% (1)
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Capital Management Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.4%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Investment Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.4%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Incubation Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,485,928
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,485,928
11	Aggregate amount beneficially owned by each reporting person 1,485,928
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: Trans-Science No. 2A Investment Limited Partnership
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Transscience Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: BIOVISION Life Science Fund No.1
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,777,778
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,777,778
11	Aggregate amount beneficially owned by each reporting person 1,777,778
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Media Investment Limited Partnership
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,257,252
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,257,252
11	Aggregate amount beneficially owned by each reporting person 1,257,252
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.5%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Bio Life Science Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,871,250
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,871,250
11	Aggregate amount beneficially owned by each reporting person 1,871,250
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.3%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Mobile Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 258,582
	9	Sole dispositive power -0-
	10	Shared dispositive power 258,582
11	Aggregate amount beneficially owned by each reporting person 258,582
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Phoenix No. 1 Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 252,505
	9	Sole dispositive power -0-
	10	Shared dispositive power 252,505
11	Aggregate amount beneficially owned by each reporting person 252,505
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Broadband Fund No. 1 Limited Partnership
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 779,502
	9	Sole dispositive power -0-
	10	Shared dispositive power 779,502
11	Aggregate amount beneficially owned by each reporting person 779,502
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

SCHEDULE 13D

Acucela Inc.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by the persons named therein with the Securities and Exchange Commission on February 20, 2014, as amended by Amendment No. 1 dated September 30, 2014, and filed October 10, 2014, and by Amendment No. 2 dated January 28, 2015, and filed January 30, 2015 (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 3 (this “Amendment”).  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended to delete the final paragraph thereof and to add the following in its place:

As of March 2, 2015, the Issuer has failed to call the special shareholders meeting demanded by the Reporting Persons in the letter delivered to the Issuer on January 28, 2015.  Under Washington State law (Revised Code of Washington 23B.07.030), the Issuer was required to give written notice of the special shareholders meeting by February 27, 2015 (i.e., within 30 days after the written demand). As a result, on March 2, 2015, the Reporting Persons and Ryo Kubota commenced a lawsuit in which they seek to compel the Issuer to hold a special shareholders meeting on or before April 28, 2015, and to provide its shareholders written notice of that meeting as soon as practicable but no later than March 31, 2015.

The foregoing description of the lawsuit is qualified in its entirety by reference to the full text of the complaint filed by the Reporting Persons and Dr. Kubota (the “Complaint”), which is attached as Exhibit 7.3 to this Amendment and is incorporated herein by reference.

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

Items 5(a) and (b) of the Statement are hereby amended by adding the following:

Ryo Kubota has filed a Schedule 13D/A in which he discloses that he entered voting agreements on February 20, 2015 with  each of Hikaru Shimura, Yoichi Tsuchiya, and Yoshitaka Kitao (together, the “Voting Agreements”). Additionally, as a result of jointly filing the Complaint described in Item 4 above, the Reporting Persons have formed a “group” under Section 13(d) of the Act with respect to the Common Stock of the Issuer beneficially owned by the Reporting Persons and Ryo Kubota for the limited purpose of pursuing the lawsuit described in Item 4 and carrying out the intention of the Voting Agreement and Proxy.

Ryo Kubota is the direct beneficial holder of 10,250,654 shares of Common Stock (including 10,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this Amendment) and has sole voting and dispositive power over such shares.  Additionally, as a result of entering into the Voting Agreements, Dr. Kubota may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3 of the Act, 376,315 shares of Common Stock that are beneficially owned by the other parties to the Voting Agreements. Additionally, as a result of entering into the Voting Agreement and Proxy with the Reporting Persons, Dr. Kubota may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 7,752,425 shares of Common Stock that are beneficially owned by the Reporting Persons and that are subject to the Voting Agreement and Proxy, which when combined with the aforementioned 376,315 shares of Common Stock and the 10,250,654 beneficially owned by Dr. Kubota prior to entering into the Voting Agreement and Proxy result in a total of 18,379,394 shares of Common Stock, representing approximately 51.3% of the Issuer’s outstanding Common Stock. Notwithstanding the preceding, neither the filing of this Schedule 13D/A, nor any of its contents, shall be deemed to constitute an admission by the Reporting Persons that Dr. Kubota is the beneficial owner of any of the 7,752,425 shares of Common Stock beneficially held by the Reporting Persons for purposes of the Act or for any other purpose.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended by the addition of the following exhibit:

Exhibit No.                                                          Exhibit

7.3	Complaint, dated March 2, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO
SBI CAPITAL MANGEMENT CO., LTD.

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

TRANS-SCIENCE NO. 2A INVESTMENT
LIMITED PARTNERSHIP,

SBI TRANSSCIENCE CO., LTD.,

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BB MEDIA INVESTMENT LIMITED
PARTNERSHIP,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

SBI PHOENIX NO. 1 INVESTMENT LPS,

AND

SBI BROADBAND FUND NO. 1 LIMITED
PARTNERSHIP

By:	/s/ Takashi Nakagawa
Name:	Takashi Nakagawa
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description

7.3	Complaint, dated March 2, 2015

Exhibit 7.3
SUPERIOR COURT OF THE STATE OF WASHINGTON

THURSTON COUNTY

SBI HOLDINGS, INC., a Japanese corporation; SBI CAPITAL MANAGEMENT CO., LTD.; SBI INVESTMENT CO., LTD.; SBI INCUBATION CO., LTD.; TRANS-SCIENCE NO. 2A INVESTMENT LIMITED PARTNERSHIP; SBI TRANSSCIENCE CO., LTD.; BIOVISION LIFE SCIENCE FUND NO. 1; SBI BB MEDIA INVESTMENT LIMITED PARTNERSHIP; SBI BIO LIFE SCIENCE INVESTMENT LPS; SBI BB MOBILE INVESTMENT LPS; SBI PHOENIX NO. 1 INVESTMENT LPS; SBI BROADBAND FUND NO. 1 LIMITED PARTNERSHIP; and DR. RYO KUBOTA, an individual,

Plaintiffs,

v.

ACUCELA INC., a Washington corporation,

Defendant.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	No. 15-2-00389-2 COMPLAINT

Plaintiffs SBI Holdings, Inc.; SBI Capital Management Co., Ltd.; SBI Investment Co., Ltd.; SBI Incubation Co., Ltd.; Trans-Science No. 2A Investment Limited Partnership; SBI Transscience Co., Ltd.; BIOVISION Life Science Fund No. 1; SBI BB Media Investment Limited Partnership; SBI Bio Life Science Investment LPS; SBI BB Mobile Investment LPS; SBI Phoenix No. 1 Investment LPS; SBI Broadband Fund No. 1 Limited Partnership (collectively, “SBI” or “the SBI entities”) and Dr. Ryo Kubota (“Dr. Kubota”) by and through their undersigned counsel, allege as follows:

COMPLAINT - 1	Davis Wright Tremaine LLP Law Offices 1201 Third Avenue, Suite 2200 Seattle, WA 98101-3045 206.622.3150 main · 206.757.7700 fax

I.           INTRODUCTION

1.           This is an action seeking an order compelling Defendant Acucela Inc. (“Acucela”) to conduct a special shareholders meeting as soon as practicable, but not later than April 28, 2015, and to provide its shareholders written notice of that special meeting as soon as practicable.

2.           The SBI entities and Dr. Kubota are Acucela shareholders. On January 28, 2015, SBI made a written demand for a special meeting of Acucela’s shareholders, in compliance with the Amended and Restated Bylaws of Acucela (the “Bylaws”) and with the Washington Business Corporation Act, RCW 23B.07.020.  By statute, Acucela was required to give written notice of the special shareholders meeting by February 27, 2015—i.e., within 30 days after the written demand.  RCW 23B.07.030.

3.           Acucela has failed to give written notice of the special shareholders meeting, even though the 30-day period in which to do so expired on February 27, 2015.  Rather, Acucela has made it clear that it does not intend to call a special shareholders meeting at all.  Accordingly, the SBI entities and Dr. Kubota bring this action seeking an order from the Court compelling Acucela to hold a special meeting of the shareholders no later than April 28, 2015, as required by Acucela’s Bylaws and the Washington Business Corporation Act.

II.           PARTIES

4.           SBI Holdings, Inc. is a Japanese corporation with its principal place of business in Japan.  It owns interests in a diverse portfolio of companies involved in financial services, asset management, and biotechnology research.

COMPLAINT - 2	Davis Wright Tremaine LLP Law Offices 1201 Third Avenue, Suite 2200 Seattle, WA 98101-3045 206.622.3150 main · 206.757.7700 fax

5.           SBI Capital Management Co., Ltd.; SBI Investment Co., Ltd.; SBI Incubation Co., Ltd.; Trans-Science No. 2A Investment Limited Partnership; SBI Transscience Co., Ltd.; BIOVISION Life Science Fund No. 1; SBI BB Media Investment Limited Partnership; SBI Bio Life Science Investment LPS; SBI BB Mobile Investment LPS; SBI Phoenix No. 1 Investment LPS; and SBI Broadband Fund No. 1 Limited Partnership are all Japanese affiliates of SBI Holdings, Inc.

6.           Dr. Kubota is a resident of Seattle, Washington.  He is Acucela’s founder and serves as Chairman of its Board of Directors.

7.           Defendant Acucela Inc. is a Washington corporation with its registered office in Olympia, Washington.  Its headquarters are in Seattle.  It is developing therapies to treat eye-diseases.  Acucela’s stock is publicly-held and traded on the Tokyo Stock Exchange.  Acucela files reports with the U.S. Securities and Exchange Commission.

III.           JURISDICTION AND VENUE

8.           This Court has jurisdiction over this action pursuant to RCW 2.08.010 and RCW 23B.07.030.

9.           Venue is proper in this Court pursuant to RCW 4.12.025(1) and (3) and RCW 23B.07.030.

IV.           FACTUAL BACKGROUND

A.	Acucela’s Bylaws and the Washington Business Corporation Act Provide Shareholders with the Right to Demand a Special Meeting.

10.           Acucela’s Bylaws provide that “a special meeting of the shareholders shall be held if the holders of not less than 10% of all the votes entitled to be cast on any issue proposed to be considered at such special meeting have dated, signed and delivered to the Secretary one or more written demands for such meeting, describing the purpose or purposes for which it is to be held.”  Bylaws at § 2.2 (attached hereto as Exhibit 1).

11.           Acucela’s Bylaws further state that a special meeting demanded by shareholders shall be held at such date, time, and place as may be fixed by the Board of Directors, provided that the special meeting shall be held within ninety days after Acucela’s Secretary receives a demand for a special meeting.  Id.  The Bylaws provide Acucela with the option to call an annual meeting instead of calling the special meeting, but only if the annual meeting is held within ninety days of the date of demand for the special meeting and if the business of the annual meeting includes the business specified in the demand for the special meeting.  Id.

COMPLAINT - 3	Davis Wright Tremaine LLP Law Offices 1201 Third Avenue, Suite 2200 Seattle, WA 98101-3045 206.622.3150 main · 206.757.7700 fax

12.           The Washington Business Corporation Act similarly provides that a corporation “shall hold a special meeting of the shareholders” upon demand by “the holders of at least ten percent of all the votes entitled to be cast” on the issue proposed, unless the corporation’s articles of incorporation provide otherwise.  RCW 23B.07.020.

13.           Acucela’s Amended and Restated Articles of Incorporation (“Articles of Incorporation”) impose no limitations on the ability of shareholders holding more than ten percent of the vote to demand a special meeting.  See Articles of Incorporation (attached hereto as Exhibit 2).

14.           Under the Washington Business Corporation Act, if notice of the special meeting is not given within thirty days after the date the demand was delivered to the corporation’s secretary, a court may summarily order a meeting to be held.  RCW 23B.07.030.

B.	SBI Demanded a Special Shareholder Meeting.

15.           The SBI entities collectively own 7,752,425 shares of Acucela’s common stock, constituting approximately 21.7% of Acucela’s common stock.  See Schedule 13D/A Disclosure (attached hereto as Exhibit 3); see also 2014 Proxy Statement at 16 (attached hereto as Exhibit 4).

16.           On January 28, 2015, SBI delivered to Acucela’s corporate secretary a letter pursuant to Section 2.2 of the Bylaws and RCW 23B.07.020(b), demanding that Acucela hold a special meeting of its shareholders (“Demand Letter,” attached hereto as Exhibit 5).  The Demand Letter was delivered to Acucela’s corporate secretary both through electronic mail and by hand delivery to Acucela’s main office at 1301 Second Ave., Suite 1900, Seattle, WA 98101.

COMPLAINT - 4	Davis Wright Tremaine LLP Law Offices 1201 Third Avenue, Suite 2200 Seattle, WA 98101-3045 206.622.3150 main · 206.757.7700 fax

17.           SBI’s Demand Letter provides that the purpose of the special meeting is: (1) to hold a shareholder vote to remove four members of Acucela’s board of directors; and (2) to hold a shareholder vote on four nominees for directors to fill vacancies created by the first vote.  See Demand Letter (Ex. 5).  These are proper matters for shareholder action, and the shareholders have a right to take these actions under the Bylaws and Washington statutory law.  Bylaws at §§ 3.13 and 3.14 (Ex. 1); RCW 23B.08.030(2).

18.           The Demand Letter includes a brief description of the proposals and the reasons for bringing those proposals.  See Demand Letter (Ex. 5).  The Demand Letter also includes the biographical information of the nominees, as well as the nominees’ written consent to being named as a nominee for Acucela’s board of directors.  See id.  Additionally, the Demand Letter includes the names and addresses of the shareholders that SBI anticipates will support the proposals (including Dr. Kubota), as well as the number of common shares beneficially owned by those identified shareholders.  See id.

19.           On January 28, 2015, SBI and Dr. Kubota entered into a Voting Agreement and Irrevocable Proxy (“Voting Agreement,” attached hereto as Exhibit 6).  Under the Voting Agreement, SBI granted Dr. Kubota certain authority to cast votes on behalf of the SBI entities in favor of the proposals submitted by SBI.  See id.

20.           Dr. Kubota individually owns 10,240,654 shares of Acucela’s common stock directly and has the right to acquire an additional 10,000 shares of Acucela common stock upon the exercise of options presently exercisable.

21.           SBI’s and Dr. Kubota’s combined shares constitute an absolute majority of all shares eligible to vote at an Acucela shareholders meeting.

22.           Despite receiving a proper demand for a special meeting from shareholders holding more than ten percent of the eligible votes, Acucela has failed to issue a written notice to its shareholders of the special meeting within the thirty days required under Washington law (which expired on February 27, 2015).

COMPLAINT - 5	Davis Wright Tremaine LLP Law Offices 1201 Third Avenue, Suite 2200 Seattle, WA 98101-3045 206.622.3150 main · 206.757.7700 fax

23.           Acucela’s Chief Executive Officer, who is also an incumbent director and one of the directors SBI seeks to remove, has indicated that Acucela does not intend to hold a special meeting within the ninety days required in the Bylaws and by the Washington Business Corporation Act.  Rather, Acucela apparently does not intend to call a special meeting at all.

24.           Instead, Acucela intends to move forward with its annual meeting on June 8, 2015.  However, because the annual meeting is not within ninety days of SBI’s demand, it cannot serve to replace the special meeting demanded by SBI.

V.           CAUSE OF ACTION

25.           Plaintiffs reallege paragraphs 1-24, above as if fully alleged herein.

26.           The Washington Business Corporation Act provides that the superior court of the county in which the corporation’s registered office is located may, after notice to the corporation, summarily order a meeting to be held “[o]n application of a shareholder who executed a demand for a special meeting valid under RCW 23B.07.020, if [n]otice of the special meeting was not given within thirty days after the date the demand was delivered to the corporation’s secretary . . . .”  RCW 23B.07.030.

27.           The SBI entities collectively are holders of more than ten percent of the voting stock of Acucela.

28.           On January 28, 2015, SBI executed and delivered to Acucela’s secretary a demand for a special meeting of the shareholders, in compliance with RCW 23B.07.020 and Acucela’s Bylaws.

29.           Acucela has acknowledged receipt of the Demand Letter and has not asserted that it is defective in any respect.

30.           Thirty days have passed since the demand was delivered to Acucela’s secretary.

31.           Acucela has not given notice to its shareholders of a special meeting.

32.           Accordingly, SBI and Dr. Kubota respectfully request that the Court issue an order directing Acucela to conduct a special shareholders meeting as soon as practicable but no later than April 28, 2015.

COMPLAINT - 6	Davis Wright Tremaine LLP Law Offices 1201 Third Avenue, Suite 2200 Seattle, WA 98101-3045 206.622.3150 main · 206.757.7700 fax

VI.           PRAYER FOR RELIEF

SBI and Dr. Kubota pray for relief as follows:

1.           An Order pursuant to RCW 23B.070.030 that:

a)           Requires Acucela to hold a special meeting as soon as practicable, but no later than April 28, 2015;

b)           Directs Acucela to issue a written notice of the special meeting to its shareholders as soon as practicable; and

c)           Directs Acucela to comply with the notice requirements contained in Acucela’s Bylaws and in the Washington Business Corporation Act.

2.           An award of all attorneys’ fees and costs incurred by SBI and Dr. Kubota in prosecuting their claims against Acucela;

3.           Such other and further relief as the Court may deem just and equitable in the circumstances.

DATED this 2nd day of March, 2015.

Davis Wright Tremaine LLP
Attorneys for Plaintiffs

By	/s/ Brendan T. Mangan
Brendan T. Mangan, WSBA #17231
Lauren Rainwater, WSBA #43625
1201 Third Ave., Suite 2200
Seattle, Washington 98101
tel: (206) 757-8260
fax: (206) 757-7260
brendanmangan@dwt.com

Joel C. Haims*
Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019-9601
tel: (212) 468-8000
fax: (212) 468-7900
jhaims@mofo.com
Co-counsel for Plaintiffs SBI Holdings, Inc. and the SBI Entities

* Not yet admitted in this Court

COMPLAINT - 7	Davis Wright Tremaine LLP Law Offices 1201 Third Avenue, Suite 2200 Seattle, WA 98101-3045 206.622.3150 main · 206.757.7700 fax